WEIL, GOTSHAL & MANGES LLP
200 Crescent Court, Suite 300
Dallas, TX 75201
Telephone: (214) 746-7700
Facsimile: (214) 746-7777

December 24, 2014

VIA EDGAR Correspondence

Ms. Kathryn McHale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St., NE
Washington, DC 20549

Re:	Home Loan Servicing Solutions, Ltd.
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2013
Filed August 18, 2014
File No. 001-35431

Dear Ms. McHale:

Home Loan Serving Solutions, Ltd. (the “Company”) received the Staff's comment letter dated December 18, 2014 (the “December 18 Letter”), with respect to the Company’s Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2013.

On behalf of the Company, we are providing this letter to memorialize our conversation with David Lin on December 22, 2014, confirming that the Company will respond to the December 18 Letter as soon as practicable, but in no event later than January 20, 2015.  If you have any questions regarding the foregoing, please call me at 214-746-7811.

Very truly yours,

/s/ P.J. Himelfarb

P.J. Himelfarb

cc:    Michael Lubin (Home Loan Servicing Solutions, Ltd.)